                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  Schedule 13G
                                 (RULE 13D-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)


                             i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, par value $0.00025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  465754-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP NO. 465754-10-9               13G                   Page 2 of 10 Pages
------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   KANNA N. SHARMA
                   SS# ###-##-####

------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a) [ ] (b) [x]
------------------------------------------------------------------------------------------
    3     SEC USE ONLY
------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
          NUMBER                              333,334 SHARES OF COMMON STOCK
            OF               -------------------------------------------------------------
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY                           1,562,000 SHARES OF COMMON STOCK
         OWNED BY            -------------------------------------------------------------
         REPORTING             7      SOLE DISPOSITIVE POWER
          PERSON                              333,334 SHARES OF COMMON STOCK
           WITH              -------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                              1,562,000 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,895,334 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                      [  ]
------------------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   5.9% AS OF DECEMBER 31, 1997.
------------------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 465754 10 9                   13G             Page 3 of 10 Pages
 ---------------------                                   ------------------

---------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   THE K-B SHARMA LIMITED PARTNERSHIP
                   IRS TAXPAYER ID # 75-2645556
---------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [ ]       (b) [x]
---------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
---------------------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   TEXAS
---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
          NUMBER                              1,540,000 SHARES OF COMMON STOCK
            OF                 --------------------------------------------------------------------------
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY                           0
         OWNED BY              --------------------------------------------------------------------------
         REPORTING             7      SOLE DISPOSITIVE POWER
          PERSON                              1,540,000 SHARES OF COMMON STOCK
           WITH                --------------------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                              0
---------------------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,540,000 SHARES OF COMMON STOCK
---------------------------------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
---------------------------------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   4.8% AS OF DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                   PN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


ITEM 1(a)        NAME OF ISSUER:

                 i2 Technologies, Inc.


ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 909 E. Las Colinas Blvd.
                 16th Floor
                 Irving, Texas  75039


ITEM 2(a)        NAME OF PERSON FILING:

                 This statement is filed by (i) Kanna N. Sharma and (ii) The K-B Sharma Limited Partnership, sometimes referred to collectively as the "Sharma Reporting Group." Mr. Sharma is the Vice-Chairman of the Board,
                 Executive Vice-President and Secretary of the Issuer.

                 The Sharma Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint
                 Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 909 E. Las Colinas Blvd.
                 16th Floor
                 Irving, Texas  75039


ITEM 2(C)        CITIZENSHIP:

                 Mr. Sharma is a United States citizen, and The K-B Sharma Limited Partnership has its principal place of business in, and is organized under the laws of, the State of Texas.

                                                     Page 5 of 10 Pages

ITEM 2(D)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.00025 per share


ITEM 2(E)        CUSIP NUMBER:

                 465754-10-9

ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON
                 FILING IS A:

                 Not applicable.  This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.          OWNERSHIP.

                 (i)  Kanna N. Sharma;

                               (a)    Amount Beneficially Owned:  Kanna N. Sharma is the record owner of 333,334 shares of Common Stock as of December 31, 1997 and may be deemed to own beneficially an additional 1,562,000 shares of Common Stock of which 1,540,000 shares are held of record by The K-B Sharma Limited Partnership and 22,000 shares are held of record by The Bianca D. Sharma Charitable Remainder Trust One. The spouse of Mr. Sharma is the sole manager of the general partner of The K-B Sharma Limited Partnership and the sole trustee of the Bianca D. Sharma Charitable Remainder Trust One, and in such capacities holds the sole power to vote and dispose of the shares owned by such entities.  Therefore, Mr. Sharma may be deemed to own beneficially an aggregate of
                                      1,895,334 shares of Common Stock as of December 31, 1997.

                               (b)    Percent of Class:  5.9% as of December 31, 1997.

                               (c)    Number of shares as to which such person has:

                                      (i)   sole power to vote or to direct the vote: 333,334 shares.

                                      (ii)  shared power to vote or to direct the vote: 1,562,000 shares.

                                                             Page 6 of 10 Pages

                                      (iii) sole power to dispose or to direct the disposition of:  333,334 shares.

                                      (iv)  shared power to dispose or to direct the disposition of:  1,562,000 shares.

                 (ii)  The K-B Sharma Limited Partnership;

                               (a)  Amount Beneficially Owned:  1,540,000 shares.

                               (b)  Percent of Class:  4.8% as of December 31, 1997.

                               (c)  Number of shares as to which such person has:

                                    (i)   sole power to vote or to direct the vote: 1,540,000 shares.

                                    (ii)  shared power to vote or to direct the vote: 0

                                    (iii) sole power to dispose or to direct the disposition of:  1,540,000 shares.

                                    (iv)  shared power to dispose or to direct the disposition of: 0


ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 As of the date hereof, The K-B Sharma Limited Partnership has ceased to be the beneficial owner of more than five percent of the class of securities.


ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                 Not Applicable.


ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                 WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                 PARENT HOLDING COMPANY.

                 Not Applicable.

                                                     Page 7 of 10 Pages

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 The Sharma Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder, although each reporting person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.


ITEM 10.         CERTIFICATION.

                 Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                                              Page 8 of 10 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 17, 1998


                                              /s/ Kanna N. Sharma
                                              ---------------------------------
                                              Kanna N. Sharma



                                              THE K-B SHARMA LIMITED PARTNERSHIP


                                              By: Sharma Management, L.L.C.,
                                                   its General Partner


                                              By:  /s/ Bianca D. Sharma
                                                   ----------------------------
                                                   Bianca D. Sharma, Sole
                                                    Manager

                                                             Page 9 of 10 Pages



                                 EXHIBIT INDEX

                                                                  Located on
                                                                  Sequentially
Exhibit                   Description of Exhibit                  Numbered Page
-------                   ----------------------                  -------------
Exhibit A                 Agreement Relating to Joint Filing         10
                                 Schedule 13G

                                                             Page 10 of 10 Pages



                                   EXHIBIT A

               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

        The undersigned hereby agree that, without admitting beneficial ownership, a single Schedule 13G (or any amendment thereto) relating to the Common Stock of i2 Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such
Schedule 13G.


Dated:  February 17, 1998

                                              /s/ Kannna N. Sharma
                                              ---------------------------------
                                              Kanna N. Sharma



                                              THE K-B SHARMA LIMITED PARTNERSHIP



                                              By: Sharma Management, L.L.C.,
                                                   its General Partner


                                              By: /s/ Bianca D. Sharma
                                                  -----------------------------
                                                  Bianca D. Sharma, Sole Manager